UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, December 17, 2003

To
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

We hereby inform you of the approval of all the material examined at the Special Stockholders’Meeting held on this date, as follows:

  proposals submitted by the Company’s Board of Directors:

1. to group the 1,585,879,423,300 book-entry registered stocks, with no par value, of which 798,940,057,872 are common stocks and 786,939,365,428 are preferred stocks, the latter with no voting rights, representing the Capital Stock, in the proportion of 10,000 (ten thousand) the latter stocks for 1 (one) stock of the respective type, converting them into 158,587,941 book-entry registered stocks, with no par value, being 79,894,005 common stocks and 78,693,936 preferred stocks, the latter with no voting rights, as stated in Article # 12 of the Law 6,404/76;

2. to add, to the existing preferred stock privileges, the right to be offered in an eventual public sale of the Company’s stock control (tag along), entitling their holders to receive a price equal to 80% (eighty per cent) of the price paid for common stocks, which are part of the controlling capital;

3. to set at 100% (one hundred per cent) of the price paid per common stock that is part of the controlling capital, the percentage to be paid to the remaining holders of common stocks, in an eventual public offering, resulting from the sale of the Company’s stock control;

4. to establish the Audit Committee, Compliance and Internal Control Committee and Remuneration Committee.

5. to include to existing duties performed by the Board of Directors, the approval of the Corporate Report on Internal Controls Conformity; the determination for the adoption of strategies, policies and measures aiming at the diffusion of a controlling and risk mitigation culture; and the definition of the Audit Committee members’ remuneration;

6. to create 3 (three) new Department Director positions, in order to meet the expansion and segmentation of the Company’s operating activities, and to increase from 60 (sixty) to 62 (sixty-two) years the age limit for occupying the referred position;

7. to consolidate the Company’s Bylaws, in order to reflect the changes mentioned in above items.

These resolutions will take effect after the necessary approval of the processes by the Central Bank of Brazil.

Cordially,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2003

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.